Exhibit 19.1

DOUGLAS DYNAMICS, INC.
INSIDER TRADING POLICY

(as amended July 26, 2023)

I.	Introduction

Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have material information that is not generally known or available to the public. These laws also prohibit persons with such information from disclosing it to others who trade.

In light of these prohibitions, Douglas Dynamics, Inc. (together with its subsidiaries, the “Company”) has adopted the following policy (this “Policy”) regarding trading in securities by the Company, as well as its directors, officers, employees and consultants who have Material Nonpublic Information (as defined in Section II.B of this Policy).

You are responsible for ensuring that you do not violate federal or state securities laws or this Policy. We designed this Policy to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.

If you violate the federal insider trading laws, you may have to pay civil fines for up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. You also may have to serve a jail sentence of up to 20 years. In addition, the Company could be subject to a civil fine of up to the greater of $1 million, subject to adjustment for inflation, and three times the profit gained or loss avoided as a result of your insider trading violations, as well as a criminal fine of up to $25 million.

The Securities and Exchange Commission (“SEC”), New York Stock Exchange (“NYSE”) and its governing body, the Financial Industry Regulatory Authority (“FINRA”), and state regulators (as well as the N.Y. Attorney General and the Department of Justice) are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Policy sets out the Company’s policy in the area of insider trading and should be read carefully and complied with fully.

If you have any questions, please contact Sarah Lauber at (414) 362-3939 or slauber@DouglasDynamics.com.

II.	Policies and Procedures

A.	Trading Policy

1.         You may not trade in the stock or other securities of any company when you are aware of Material Nonpublic Information about that company. This policy against “insider trading” applies to trading in Company securities, as well as to trading in the securities of other companies, such as the Company’s distributors, suppliers, customers or other entities or firms with which the Company may be negotiating a major transaction. This policy applies to the Company itself when it is trading in its own securities.

2.          You may not convey Material Nonpublic Information about the Company or another company to others or suggest that anyone purchase or sell any company’s securities while you are aware of Material Nonpublic Information about that company. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This policy against “tipping” applies to information about the Company and its securities, as well as to information about other companies. This policy does not restrict legitimate business communications on a “need to know” basis, where you have a basis to expect that the other person will not trade while aware of the information.

3.          It is against Company policy for you to engage in short term or speculative transactions in Company securities. As such, it is against Company policy for you to trade in puts or calls in Company securities, or sell Company securities short. Additionally, because securities held in a margin account or pledged as collateral may be sold without your consent if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this risk, you are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

4.          Because certain forms of hedging or monetization transactions, such as zero cost collars and forward sale contracts involve the establishment of a short position in Company securities and limit or eliminate the ability to profit from an increase in the value of Company securities, you are also prohibited from engaging in any hedging or monetization transactions involving Company securities.

The foregoing restrictions apply to all directors, officers, employees and consultants. The restrictions also apply to anyone that lives in your household (other than household employees), corporations or other business entities controlled or managed by you, and trusts for which you are the trustee or have a beneficial pecuniary interest. The SEC and federal prosecutors may presume that trading by family members is based on information you supplied and may treat any such transactions as if you had traded yourself. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.

For purposes of this Policy, references to “trading” and “transactions” include, among other things:

●	purchases and sales of Company securities in public markets;

●	sales of Company securities obtained through the exercise of employee stock options granted by the Company;

●	making gifts of Company securities (including charitable donations); or

●	using Company securities to secure a loan.

Conversely, references to “trading” and “transactions” do not include:

●	the exercise of Company stock options if no shares are to be sold or if there is a “net exercise” (as defined below);

●	the vesting of Company stock options, restricted stock or restricted stock units; or

●	the withholding of shares to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units.

Therefore, you may freely exercise your stock options, engage in “net exercises” and have the Company withhold shares to satisfy you tax obligations without violating this Policy. Note that a “net exercise” (which is permitted) is the use of the underlying shares to pay the exercise price and/or tax withholding obligations, whereas a broker-assisted cashless exercise (which is not permitted) involves the broker selling some or all of the shares underlying the option on the open market.

During such time when the Company includes a Company stock fund as an investment option under the Company’s 401(k) plan, this Policy will not apply to purchases of Company stock in the Company’s 401(k) plan resulting from your periodic contributions of money to the plan pursuant to your payroll deduction election made while (1) you are not aware of Material Nonpublic Information and (2) if you are a Restricted Employee (as defined herein), the Window Period (as defined herein) is open. Any election that you make to (a) begin or terminate investing in the Company stock fund of the 401(k) plan, (b) increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund of the 401(k) plan if that increase or decrease results in a change to the dollar amount of your periodic contribution used to purchase Company stock, (c) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (d) borrow money, to the extent otherwise permitted, against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, or (e) prepay a 401(k) plan loan if the prepayment will result in allocation of loan proceeds to the Company stock fund will be subject to this Policy, meaning that you may make such an election only while (1) you are not aware of Material Nonpublic Information and (2) if you are a Restricted Employee, the Window Period is open.

Directors, officers, employees and consultants should always consult Sarah Lauber if they have any questions.

B.	What is “Material Nonpublic Information”?

1.	Material Information

Material information generally means information that there is a likelihood a reasonable investor would consider important in making an investment decision to buy, hold, or sell securities. Either positive or negative information may be material. Material information is not limited to historical facts but may also include projections and forecasts. Depending on the circumstances, common examples of information that may be material include:

●	earnings, revenue, or similar financial information;

●	unexpected financial results;

●	unpublished financial reports or projections;

●	extraordinary borrowing or liquidity problems;

●	changes in control;

●	changes in directors, senior management or auditors;

●	information about current, proposed, or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;

●	changes in dividend policies or the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities;

●	material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating;

●	information about major contracts;

●	gain or loss of a significant customer or supplier;

●	major new products or designs or significant advances in product development or price changes on major products;

●	marketing changes;

●	the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations or any major shut-down;

●	labor negotiations;

●	product recalls;

●	major environmental incidents;

●	bankruptcy or liquidity concerns or developments;

●	institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings; and

●	the establishment of a repurchase program for Company securities.

Federal, state and NYSE (FINRA) investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. If you have questions regarding specific transactions, please contact Sarah Lauber.

2.	Nonpublic Information

Nonpublic information is information that is not generally known or available to the public. We consider information to be available to the public only when:

●	it has been released to the public by the Company through appropriate channels (e.g., by means of a press release or a widely disseminated statement from a senior officer); and

●

enough time has elapsed to permit the investment market to absorb and evaluate the information. You should generally consider information to be nonpublic until two full trading days have lapsed following public disclosure. For example, if the Company discloses Material Nonpublic Information before the market opens on July 25, 2023, you may not trade until July 27, 2023 (two full trading days after the Company’s release), so long as you do not have any additional Material Nonpublic Information after such release. If, however, the Company discloses Material Nonpublic Information after the market opens on July 25, 2023, you may not trade until July 28, 2023 (two full trading days after the Company’s release), so long as you do not have any additional Material Nonpublic Information after such release.

C.	Unauthorized Disclosure

All directors, officers, employees and consultants must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about the Company or its business plans is potentially nonpublic information until we publicly disclose it. You should treat this information as confidential and proprietary to the Company. You may not disclose it to others, such as family members, other relatives, or business or social acquaintances.

Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company’s Guidelines for Public Disclosures and Communications with the Investment Community. If you receive inquiries of this nature, refer them to Sarah Lauber.

D.	When and How to Trade Company Securities

1.	Overview

Directors and other participants in the Company’s Long-Term Incentive Program as designated from time to time (such other participants, “Restricted Employees”) are for purposes of this Policy required to comply with the restrictions covered below. Even if you are not a director or a Restricted Employee, however, the following procedures listed below may assist you in complying with this Policy. These restrictions also apply, to the extent applicable to you, to anyone that lives in your household (other than household employees), any corporation or other business entities controlled or managed by you, and trusts for which you are the trustee or have a beneficial pecuniary interest.

2.	Window Periods

Directors and Restricted Employees may only trade in Company securities from the date that is two full trading days after the Company’s earnings release to the end of business on the date that is two weeks prior to the end of each quarter (such period, the “Window Period”). If, however, the Window Period closes on a non-trading day (i.e., a Saturday, Sunday or NYSE holiday), the Window Period will close on the completion of the next full trading day.

However, even if the Window Period is open, you may not trade in Company securities if you are aware of Material Nonpublic Information about the Company. In addition, you must preclear all transactions in Company securities even if you initiate them when the Window Period is open.

From time to time the Company may close the Window Period due to Material Nonpublic Information developments. In such events, the Company may notify particular individuals that they should not engage in any transactions involving the purchase or sale of Company securities, and should not disclose to others the fact that the Window Period has been closed.

Even if the Window Period is closed, you may exercise Company stock options if no shares are to be sold (or exercise a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding obligations) – you may not, however, effect sales of stock issued upon the exercise of stock options (including same-day sales and cashless exercises). Generally, all pending purchase and sale orders regarding Company securities that could be executed while the Window Period is open must be executed or cancelled before it closes.

In light of these restrictions, if you expect a need to sell Company securities at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1(c) trading plan, as discussed below.

3.	Preclearance

The Company requires its directors and Restricted Employees to contact the Chief Financial Officer in advance of effecting any purchase, sale or other trading of Company securities (including a stock plan transaction such as an option exercise, a gift, a loan, a contribution to a trust or any other transfer) and obtain prior approval of the transaction from the Chief Financial Officer. All requests must be submitted to the Chief Financial Officer (or, in the case of his or her absence, or for preclearance of trades by the Chief Financial Officer, to the Chief Executive Officer) at least two business days in advance of the proposed transaction. The Chief Financial Officer will then determine whether the transaction may proceed. This preclearance policy applies even if you are initiating a transaction while a Window Period is open.

If a transaction is approved under the preclearance policy, the transaction must be executed within five business days after the approval is obtained, but regardless may not be executed if you acquire Material Nonpublic Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

If a proposed transaction is not approved under the preclearance policy, you should refrain from initiating any transaction in Company securities, and you should not inform anyone within or outside of the Company of the restriction.

Preclearance is not required for transactions effected pursuant to an approved Rule 10b5-1(c) trading plan.

4.	Rule 10b5-1Trading Plans

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) provides for an affirmative defense against insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets specified conditions. Because of the trading restrictions imposed on directors and Restricted Employees under this Policy, the Company will allow you, if you are a director or Restricted Employee only, to enter into a Rule 10b5-1 trading plan, provided that the plan complies with the requirements set forth below.

Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you are not aware of Material Nonpublic Information, you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned Material Nonpublic Information. A plan effected in accordance with the rule may specify amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not be aware of any Material Nonpublic Information at the time of the trades. Trading plans can be established for a single trade or a series of trades.

It is important that you properly document the details of a trading plan. Note that, in addition to the requirements described above, there are a number of additional procedural conditions to Rule 10b5-1 that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge. These requirements include that you act in good faith with respect to the plan, that you do not enter into or modify your plan while you are aware of Material Nonpublic Information, that you not enter into a plan to avoid the prohibition of Rule 10b5-1, and that you not enter into or alter a corresponding or hedging transaction or position. Because this rule is complex, the Company recommends that you work with a broker and, in appropriate circumstances, your own financial and legal advisors to be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.

All Rule 10b5-1 trading plans, contracts and instructions are required to be reviewed and approved by the Chief Financial Officer, as well as reviewed by our outside legal counsel, for compliance with Rule 10b5-1 and the Company’s policies concerning such programs, prior to implementing any such plan, contract or instruction. In addition, all amendments, modifications and terminations of an existing Rule 10b5-1 trading plan must be reviewed and approved by the Chief Financial Officer, who may consult with our outside legal counsel, prior to effecting any such amendments, modifications or terminations.

There will be specific terms that must be included in a Rule 10b5-1 trading plan, including that, for directors and executive officers, the first trade may not occur under a Rule 10b5-1 trading plan until the later of (i) 90 days after the adoption of the plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K relating to the quarter in which the plan was adopted, subject to a maximum of 120 days after adoption of the plan. For designated Restricted Employees who are not executive officers, the first transaction under a Rule 10b5-1 trading plan may not occur until 30 days after the date upon which the trading plan was established. Additionally, unless expressly approved by the Chief Financial Officer and our outside legal counsel, a director or Restricted Employee may have only one trading plan in effect at a time.

Transactions pursuant to Rule 10b5-1(c) trading plans that are effected and approved in accordance with this Policy may occur notwithstanding the other prohibitions included herein.

E.	Certification

All directors, officers, employees and consultants will be required to certify their understanding of and intent to comply with this Policy periodically.

F.	Noncompliance

Each director, officer, employee or consultant who fails to comply with this Policy or who refuses to certify that he or she has complied with it will be subject to disciplinary action which could include termination of employment.

III.	Additional Securities Law Matters

A.	Section 16

Directors, officers and greater than 10% beneficial owners of the Company’s common stock (each, a “Section 16 Insider”) will also be required to comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the 1934 Act. The practical effect of these provisions is that (a) Section 16 Insiders will be required to report transactions in Company securities (usually within two business days of the date of the transaction) and (b) Section 16 Insiders who purchase and sell Company securities within a six-month period will be required to disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. The Company has provided separate materials to officers and directors regarding compliance with Section 16 and its related rules (see Memorandum re Section 16 Reporting Requirements, Deadlines and Liabilities).

B.	Rule 144

If you are a director or executive officer, you may be deemed to be an “affiliate” of the Company. Consequently, shares of Company common stock held by you may be considered to be “restricted securities” or “control securities”, the sale of which are subject to compliance with Rule 144 under the Securities Act of 1933, as amended (or any other applicable exemption under the federal securities laws). If this is the case, note that Rule 144 places limits on the number of shares you may be able to sell and provides that certain procedures must be followed before you can sell shares of Company common stock. Contact Sarah Lauber for more information on Rule 144.

ACKNOWLEDGEMENT AND AGREEMENT

The undersigned hereby acknowledges receipt of the Douglas Dynamics, Inc. Insider Trading Policy and that the undersigned has read and understands such policy and agrees to abide by the terms of such policy.

_______________________________         Date: __________________

Signature

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